EXHIBIT 99.1
News Release

Kamada Announces Third Extension of Strategic Agreement with Baxalta

Increases minimum Glassia sales by approximately $50 million and extends manufacturing supply through 2018

NESS ZIONA, Israel (October 16, 2015) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, announced today the third extension to supply Glassia® to Baxalta (NYSE: BXLT), which recently separated from Baxter International, Inc. (Baxter), under its strategic agreement with Baxter originally executed in August 2010. Through the extended agreement, Kamada secured approximately $50 million in additional minimum revenues of Glassia, the Company’s proprietary, ready-to-infuse liquid alpha-1 antitrypsin (AAT) treatment that is indicated as a chronic augmentation and maintenance therapy in adults with clinically evident emphysema due to severe congenital AAT deficiency (AATD), through 2018.  As a result, Kamada expects that total revenue generated through this agreement from August 2010 through end of 2018 will increase to a minimum of $240 million compared with a minimum of $110 million in the original agreement executed in 2010 and a minimum of $191 million in the September 2014 extension of that agreement.

The Company reports that as part of this agreement its supply of Glassia to Baxalta has been extended through 2018 and that the transition to royalty payments for Glassia produced by Baxalta is not expected to begin before 2019. Until that time, Kamada will continue to produce Glassia for distribution by Baxalta.  Kamada is confident in its ability to support the increased demand from Baxalta throughout the term of the amended agreement.

In 2010, Kamada and Baxter (now Baxalta) entered into an exclusive strategic cooperation agreement for the distribution and license of Glassia.  Under the agreement, Baxalta is the exclusive distributor of Glassia in the U.S., Canada, Australia and New Zealand, and is licensed to produce Glassia using Kamada’s technology at a Baxalta facility for sales in those countries.

“We are delighted to announce this third extension to the purchase obligation in our strategic agreement with Baxalta as it validates the growing market acceptance of Glassia in the U.S. and underscores the strength of our partnership agreement with Baxalta.  Securing revenues through 2018 provides us with better visibility into revenues for the coming years, while extending our manufacturing supply through 2018 offers significant benefit as our recently-approved, enhanced manufacturing process provides improved efficiencies and capacity that increase our gross margins for Glassia,” stated Amir London, Chief Executive Officer of Kamada.

“This increase in minimum revenue commitment through 2018 strengthens our ability to meet our $100 million revenue target previously forecasted for 2017 and is driven by the increase in the number of AATD patients treated with Glassia in the U.S.”

“This extension in the Glassia distribution agreement highlights the strong relationship Kamada has with Baxalta and the expanding collaborations between the companies highlights the growing value of our intravenous AAT business.  Our AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue protective and antimicrobial properties.  As a result, we have a robust clinical development program which includes several studies underway to support the expansion of intravenous Glassia to include type-1 diabetes, graft-versus-host-disease and lung transplantation rejection, all areas of significant unmet need.  Together, these strengthen our leadership position in plasma-derived AAT therapy to treat rare diseases.  We look forward to building upon our base Glassia business in the U.S. and to the continuation of our long-standing relationship with Baxalta,” concluded Mr. London.

About Glassia
Glassia is the first available ready-to-infuse liquid alpha1-proteinase inhibitor and is indicated as a chronic augmentation and maintenance therapy in adults with clinically evident emphysema due to severe congenital AAT deficiency. Glassia is administered intravenously once a week to augment the levels of AAT in the blood.  AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue protective and antimicrobial properties. Glassia is approved by the FDA and is marketed through a strategic partnership with Baxalta in the United States.

Please see the full prescribing information for Glassia at:
http://www.baxalta.com/assets/documents/Glassia_PI.pdf

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for immunomodulation orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxalta.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and entered Phase 2 clinical trials in the U.S.   Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron	Anne Marie Fields
CFO	LHA
ir@kamada.com	212-838-3777
afields@lhai.com